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SEC FILE NUMBER
8-68071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIN2, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 West 34th Street, 18th Floor
(No. and Street)

New York	NY	10120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith +Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willian Thatcher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIN2, LLC, as of 12/31/2025, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: William L Thatcher
Verified by pdfFiller 04/01/2026

Title: CEO/CCO

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIN2, LLC

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of and for the Period from April 1, 2025 to December 31, 2025

With Report of Independent Registered Public Accounting Firm

FIN2, LLC

Contents
As of and for the Period from April 1, 2025 to December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
FIN2, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FIN2, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows, for the period from April 1, 2025 through December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from April 1, 2025 through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

New York, New York
March 31, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

FIN2, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	870,934
Due from clearing firm		65,378
Prepaid expenses and other assets		21,062
TOTAL ASSETS	$	957,375

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	29,277
Due to affiliate		35,000
TOTAL LIABILITIES		64,277

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		893,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	957,375

See accompanying notes to financial statements

FIN2, LLC

Statement of Operations
For the Period from April 1, 2025 to December 31, 2025

REVENUES:

Interest income	$	804
Total revenue		804

OPERATING EXPENSES:

Clearance charges	81,980
Professional fees	198,537
Regulatory fees	23,112
Technology fees	13,036
Other expenses	2,137
Total expenses	318,801

NET LOSS	$	(317,997)

See accompanying notes to financial statements

FIN2, LLC

Statement of Changes in Member's Equity
For the Period from April 1, 2025 to December 31, 2025

	Total Member's Equity
Balance, April 1, 2025	$ 46,095
Net Loss	(317,997)
Contributions	1,165,000
Balance at December 31, 2025	$ 893,098

See accompanying notes to financial statements

4

FIN2, LLC

Statement of Cash Flows
For the Period from April 1, 2025 to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(317,997)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Decrease in due from clearing firm		(39,655)
Increase in prepaid expenses and other assets		(9,091)
Increase in accounts payable and accrued expenses		9,369
Increase in due to affiliate		9,000
Net cash used in operating activities		(348,374)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		1,165,000
Net cash provided by financing activities		1,165,000
NET INCREASE IN CASH		816,626
CASH AT BEGINNING OF PERIOD		54,309
CASH AT END OF PERIOD	$	870,934

See accompanying notes to financial statements

5

Notes to Financial Statements
For the Period from April 1, 2025 to December 31, 2025

1. Organization and Business

FIN2, LLC (the "Company") is a limited liability company headquartered in New York, New York and formed on October 4, 2021 under the laws of the state of Delaware. On November 21, 2022, the Company was approved as a broker-dealer and as such is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). In August 2025, FINRA approved the acquisition of the Company by Galaxy Digital LP ("GD LP"), an indirect subsidiary of Galaxy Digital Inc., in connection with GD LP's December 2024 acquisition of Fierce Technology, Inc. The Company operates as a wholly-owned indirect subsidiary of GD LP. In conjunction with this acquisition, the Company has adopted a fiscal year-end of December 31, 2025.

The Company primarily provides retail brokerage of equity securities on an agency basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
The Company maintains its cash at two banks. The Federal Deposit Insurance Corporation covers $250,000 for most deposit accounts. At times, the Company's balances may exceed the federally insured limit. Any loss incurred or lack of access to these

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require disclosure in these financial statements. This determination will be subject to ongoing evaluation as facts and circumstances warrant.

Revenue Recognition
Fee revenues are recognized in the periods during which the related services are performed, and the amounts have been contractually earned. The Company applies Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)."

The Company recognizes revenue when its performance obligation is completed, based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Notes to Financial Statements
For the Period from April 1, 2025 to December 31, 2025

Recent Accounting Pronouncements

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, acting in an agent capacity for retail brokerage of equity securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Operations. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying Statement of Operations.

3. Deposit and Receivable from Clearing Organization

Pursuant to its clearing agreement with Drivewealth LLC, the Company introduces all of its securities transactions to the clearing firm on a fully disclosed basis. Customer money balances and securities are carried on the books of the clearing firm. In accordance with terms of its clearing agreement, the Company maintains a deposit of $65,378 with the clearing firm, which is reported on the statement of financial condition.

4. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At December 31, 2025, the Company had net capital of $872,036 which exceeded the required net capital of $5,000 by $867,036. The Company's percentage of aggregate indebtedness to net capital was 7.37%.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Related Party Transactions

Under an agreement with an affiliate, the Company incurs technology fees in the amount of $1,000 per month. For the period from April 1, 2025 to December 31, 2025, the Company incurred a total of $9,000 in technology fees and is reflected in the statement of operations. The technology fees account for the $35,000 balance in the due to affiliate account on the Statement of Financial Condition as of December 31, 2025.

6. Commitments and Contingencies

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

Notes to Financial Statements
For the Period from April 1, 2025 to December 31, 2025

7. Capital and Liquidity

In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

8. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based upon this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	893,098
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		(21,062)
NET CAPITAL	$	872,036
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	867,036
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	866,036
AGGREGATE INDEBTEDNESS	$	64,277
Percentage of aggregate indebtedness to net capital		7.37%

There are no material differences between the preceding
computation and the Company's most recently filed
Part II of Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Rule 15c3-3(k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company had no exceptions under SEC Rule 15c3-3 for the period from April 31, 2025 through December 31, 2025. The Company did not carry accounts of or for customers throughout the period from April 31, 2025 through December 31, 2025 without exception.



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
FIN2, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) [Name of Broker-dealer] (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, New York
March 31, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

FIN2

Exemption Report

December 31, 2025

FIN2 (the "Company") is a registered broker-dealer subject to Rule 17a-5 as promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (exemption provision pursuant to paragraph (k)(2)(ii)) (the "exemption provision").

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the period from April 1, 2025 through December 31, 2025, without exception.

I, William Thatcher, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William L Thatcher

_____
Signature

William L Thatcher, CEO / CCO

_____
Print Name and Title